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                         SHUMAKER, LOOP & KENDRICK, LLP
                             NORTH COURTHOUSE SQUARE
                                  1000 JACKSON           OTHER OFFICE LOCATIONS:
David J. Mack                TOLEDO, OHIO 43624-1573            CHARLOTTE
(419) 321-1396              TELEPHONE (419) 241-9000            COLUMBUS
dmack@slk-law.com              FAX (419) 241-6894               TAMPA

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                                December 16, 2005


VIA EDGAR SUBMISSION AND E-MAIL


Mr. Jeffrey B. Werbitt
Attorney Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

RE:  MERCHANTS BANCORP, INC.
     Schedule 13E-3/A -- Amendment No 2       Preliminary Proxy Statement on
     Filed December 15, 2005                  Schedule 14A
     SEC File No. 5-80876                     December 15, 2005
                                              File No. 0-49771


Dear Mr. Werbitt:

     On behalf of Merchants Bancorp, Inc. and in response to your comment letters dated November 22, 2005 and December 6, 2005, respectively, this correspondence is being provided in connection with the filing of revised drafts of the above referenced Schedule 13E-3/A and Preliminary Proxy Statement on
Schedule 14A. The following responses are numbered in accordance with the November 22, 2005 comment letter.

Summary Term Sheet
1. A brief description of when a transfer would not result in a greater number of record holders is now provided in the referenced section of the Preliminary Proxy Statement.

Amendment to Articles of Incorporation
2. Additional language more prominently disclosing the 20 year term of the Series A Preferred Stock is provided in the Notice to Shareholders of the Special Meeting, the Cover Page of the


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Mr. Jeffrey Werbitt
December 16, 2005
Page 2


     Preliminary Proxy Statement, and in other relevant sections of the Preliminary Proxy Statement. Additional language explaining why the Board chose to include the 20 year term as part of the Series A Preferred Stock is now provided in the Preliminary Proxy Statement.

3. Additional language more prominently disclosing the callable nature of the Series A Preferred Stock is provided in the Notice to Shareholders of the Special Meeting, the Cover Page of the Preliminary Proxy Statement, and in other relevant sections of the Preliminary Proxy Statement.

Accounting Treatment
4. Language describing the accounting treatment was included in the Preliminary Proxy Statement filed on November 2, 2005.

Background of the Merger Proposal
5. Language disclosing the date that the Company retained the services of Austin Associates to assist with the preparation of its strategic plan, along with a materially complete summary of the strategic plan as it relates to the going-private transaction, is now provided in the referenced section of the Preliminary Proxy Statement. In addition, and without agreeing with your legal analysis, a complete draft of the Company's strategic has been filed as Exhibit 99.6 to the Company's Schedule 13E-3/A, Amendment No 2.

6. Language disclosing the date that the Company retained the services of Austin Associates to analyze the financial impact and feasibility of going-private is now provided in the referenced section of the Preliminary Proxy Statement. Except as otherwise indicated therein, the Company took no action with respect to going-private between the time it engaged Austin Associates to develop the strategic plan and the time the Board voted to engage Austin Associates to conduct the feasibility analysis.

7. The most common reasons for going-private, as presented to the Company's Board of Directors on February 23, 2005, are now provided in the referenced section of the Preliminary Proxy Statement.

8. The fact that the Company contacted no other financial advisor in connection with the going-private transaction, along with its rationale therefore, is now provided in the referenced section of the Preliminary Proxy Statement.

Negative factors for shareholders receiving Series A Preferred Shares in the Merger
9. Language clarifying the extent of the restrictions on the transfer of shares of Series A Preferred Stock, and reconciling it with earlier disclosures, is now provided in the referenced section of the Preliminary Proxy Statement.

10. Language discussing the callability and finite term of the Series A Preferred Stock as negative factors to shareholders electing to receive shares of Series A Preferred Stock is now provided in the referenced section of the Preliminary Proxy Statement.




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Mr. Jeffrey Werbitt
December 16, 2005
Page 3

Recommendation of our Board of Directors
11. Language indicating that the Board specifically adopted the findings of the Austin Associates in arriving at its determination that the transaction is substantively fair is now provided in the referenced section of the Preliminary Proxy Statement.

Source of Funds and Expenses
12. The discussion regarding financing has been modified to: (1) name the party supplying the line of credit; (2) indicate that financing has not been finalized; and (3) indicate that, in the event the Company fails to secure the line of credit, it will finance the transaction through its internal liquidity and capital base, which it is well positioned to do. The Company has no reason to suspect that financing will not be finalized prior to the close of the transaction.

     The following responses are numbered in accordance with the December 6, 2005 comment letter.

Amendment to Articles of Incorporation
1. The relevant sections of the document have been revised to clarify the consideration to be received by holders of Series A Preferred Stock: (1) upon the expiration of the 20 year term; (2) in the event the stock is called other than in connection with a change in control transaction; and
     (3) in the event the stock is called in connection with a change in control transaction.

Background of the Merger Proposal
2. Without agreeing with your legal analysis, a complete draft of the Company's strategic has been filed as Exhibit 99.6 to the Company's
     Schedule 13E-3/A, Amendment No 2.

Recommendation of our Board of Directors
3. Language indicating that the Board specifically adopted the findings of the Austin Associates in arriving at its determination that the transaction is substantively fair is now provided in the referenced section of the Preliminary Proxy Statement.

     If you have any questions or require additional information with respect to this filing, please call me directly at 419.321.1396.


Sincerely,

/s/ David J. Mack

David J. Mack


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Mr. Jeffrey Werbitt
December 16, 2005
Page 4


cc:  Paul W. Pence, Jr., President
     Merchants Bancorp, Inc.

     Rick Maroney, Principal
     Austin Associates, LLC

     Thomas C. Blank, Esq.
     Shumaker, Loop & Kendrick, LLP

     James Brandt, Partner
     Deloitte & Touche, LLP